EXHIBIT 99.1


                                 [ALTAREX LOGO]



                                  ALTAREX CORP.



              Notice of Annual and Special Meeting of Shareholders

                                       and

                         Management Information Circular


                                 April 13, 1999

                                 [ALTAREX LOGO]



                                  ALTAREX CORP.

          Registered Office:                    Executive Office:
       Campus Tower, Suite 300             Suite 125, 303 Wyman Street
          8625 - 112 Street                   Waltham, Massachusetts
      Edmonton, Alberta T6G 2E1                       02451


                      ------------------------------------

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                      ------------------------------------


     NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of holders of common shares ("Shareholders") of AltaRex Corp. (the "Corporation") will be held in the Angus Shaw Room at the Sheraton Grand Hotel, 10235 -101 Street, Edmonton, Alberta on May 19, 1999 at 2:30 p.m. (Edmonton time), for the following purposes:

1. to receive the annual report of the directors to the shareholders and the financial statements of the Corporation for the year ended December 31, 1998 and the auditors' report thereon;

2.   to elect directors;

3. to appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, pass, with or without variation, a resolution approving an amendment to the stock option plan of the Corporation (the "Plan") increasing the number of common shares of the Corporation reserved for issuance thereunder from 2,480,000 to 4,180,000, the full text of which is set out in Schedule "A" to the accompanying Management Information Circular of the Corporation (the "Circular"), all as more particularly described in the Circular;

5. to consider and, if deemed advisable, pass, with or without variation, a resolution approving an amendment to the Plan increasing the maximum exercise period of options granted under the Plan from five years to ten years, the full text of which is set out in Schedule "B" to the Circular, all as more particularly described in the Circular;

6. to consider and, if deemed advisable, pass, with or without variation, a resolution approving an amendment to the terms of certain options granted under the Plan extending the exercise period of such options from five years to ten years, the full text of which resolution is set out in Schedule "C" to the accompanying Circular, all as more particularly described in the Circular; and

7. to consider such other matters as may properly come before the Meeting or any adjournment thereof.

     The Board of Directors of the Corporation has fixed the close of business on April 12, 1999 as the record date (the "Record Date") for the purpose of determining Shareholders entitled to receive notice of the Meeting, but the failure of any Shareholder to receive notice of the Meeting does not deprive such Shareholder of the right to vote at the Meeting. If a person has acquired Common Shares of the Corporation after the Record Date, that person is entitled to vote those shares at the Meeting upon establishing share ownership and demanding the inclusion of his or her name on the list of shareholders of the Corporation not later than ten days before the date of the Meeting.

                                           By Order of the Board of Directors

                                  (Signed) Edward M. Fitzgerald
                                           Secretary

Waltham, Massachusetts
April 13, 1999

     Shareholders who are unable to be present at the Meeting are requested to complete and return the enclosed form of proxy in the envelope provided for that purpose. The Board of Directors has specified that proxies must be received at the Calgary office of the Corporation's transfer agent, Montreal Trust Company of Canada, before 5:00 p.m. (Calgary time), on the last business day prior to the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date to which such meeting is adjourned at the following address, or may be deposited with the Chairman of the Meeting prior to the commencement thereof:

                       AltaRex Corp.
                       c/o Montreal Trust Company of Canada
                       Suite 600
                       530 - 8th Avenue S.W.
                       Calgary, Alberta  T2P 3S8

                                  ALTAREX CORP.
                           ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS
                           To be held on May 19, 1999

                         MANAGEMENT INFORMATION CIRCULAR

     This Management Information Circular is furnished in connection with the solicitation of proxies by the management of AltaRex Corp. (the "Corporation") for use at the Annual and Special Meeting of the holders (the "Shareholders") of common shares (the "Common Shares") of the Corporation to be held in the Angus Shaw Room of the Sheraton Grand Hotel, 10235 - 101 Street, Edmonton, Alberta, at 2:30 p.m. (Edmonton time) on May 19, 1999 (the "Meeting"), for the purposes set forth in the notice of meeting which accompanies this Circular. The information contained herein is given as of April 13, 1999, except where otherwise indicated. There is enclosed herewith a form of proxy for use at the Meeting. Each Shareholder who is entitled to attend at meetings of Shareholders is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.

                      APPOINTMENT AND REVOCATION OF PROXIES

     Those Shareholders desiring to be represented by proxy must deposit their respective forms of proxy with Montreal Trust Company of Canada ("Montreal Trust"), Attention: Corporate Trust Department, 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8 by no later than 5:00 p.m. (Calgary time) on the last business day preceding the date of the Meeting, or any adjournment thereof. A proxy must be executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of the Meeting.

     The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and will represent management of the Corporation at the Meeting. Each Shareholder submitting a proxy has the right to appoint a person to represent him, her or it at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. The Shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, and depositing the proxy with Montreal Trust at the place and within the time specified above for the deposit of proxies.

     An instrument of proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney duly authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited either with Montreal Trust at any time up to and including 5:00 p.m. (Calgary time) on the last business day preceding the Meeting or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting, on the day of the Meeting or any adjourned meeting prior to the commencement thereof. Such revocation shall be deemed effective upon such deposit in either manner.

                             EXERCISE OF DISCRETION

     The Common Shares represented by properly executed proxies designated in the printed portion of the accompanying form of proxy will be voted or withheld from voting on any ballot that may be called for, and, where the Shareholder specifies a choice with respect to any matter to be acted upon, such Common Shares will be voted in accordance with any specification so made. The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof in accordance with their best judgement. As at the date of this Circular, the management of the Corporation know of no such amendment, variation, or other matter.

     Unless otherwise specified, proxies in the accompanying form will be voted in favour of: (a) the election of the nominees, hereinafter set forth, as directors of the Corporation; (b) the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation; (c) the resolution approving an amendment to the stock option plan of the Corporation (the "Plan") increasing the number of Common Shares reserved for issuance thereunder, the full text of which is set out in Schedule "A" hereto; (d) the resolution approving an amendment to the Plan increasing the maximum exercise period of options granted thereunder, the full text of which is set out in Schedule "B" hereto; and (e) the resolution approving the amendment to the expiry date of certain options granted under the Plan, the full text of which is set out in Schedule "C" hereto.

                                QUORUM AND VOTING

     Shareholders present in person or represented by proxy representing not less than 10% of the outstanding Common Shares are necessary to provide a quorum at the Meeting. Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or required, in which each Shareholder is entitled to one vote for each share held. Unless otherwise indicated herein, in order to approve a resolution proposed at the Meeting a majority of greater than 50% of the votes cast will be required.

                         PERSONS MAKING THE SOLICITATION

     This solicitation is made on behalf of the management of the Corporation. The cost incurred in the preparation and mailing of this Circular and the accompanying proxy will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

                                   RECORD DATE

     The Board of Directors has fixed the close of business on April 12, 1999 as the record date (the "Record Date") for the purpose of determining Shareholders entitled to receive notice of the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive such Shareholder of the right to vote at the Meeting. If a person has acquired Common Shares after the Record Date, that person is entitled to vote those Common Shares at the Meeting upon establishing ownership of the Common Shares and demanding the inclusion of his, her or its name on the list of holders of Common Shares maintained by the Corporation not later than ten days before the date of the Meeting.

                     PRINCIPAL HOLDERS OF VOTING SECURITIES

     As at April 13, 1999, the Corporation had outstanding 16,512,613 Common Shares. The following table sets forth the particulars, as at the date of this Circular, with respect to those persons who, to the knowledge of the directors or officers of the Corporation, beneficially own or exercise control or direction over more than 10% of the Common Shares (being the only class of shares of the Corporation outstanding):

                                                         Percentage of Common
Name                        Number of Common Shares             Shares
----                        -----------------------             ------
DR. ANTOINE A. NOUJAIM      3,924,700 Common Shares (1)       23.8% (1)


(1) This number does not include 375,000 Common Shares issuable upon the exercise of stock options held by Dr. Noujaim which are exercisable at a price of $1.80 per share until July 26, 2001.

     As of the date hereof, to the knowledge of the directors and officers of the Corporation, there are no other persons who are holders of record or are beneficial owners, directly or indirectly, of shares conferring over 10% of the voting rights attached to the issued and outstanding Common Shares.

     Except as disclosed above, as at the date hereof, the current directors and officers of the Corporation as a group own directly or indirectly or exercise control or direction over a total of 508,159 Common Shares representing approximately 3.1% of the issued and outstanding Common Shares.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

Election Of Directors

     At the Meeting, it is proposed that six directors be elected and hold office until the next annual meeting of Shareholders or until their successors are elected or appointed. There are currently seven directors of the Corporation. In accordance with the Business Corporations Act (Alberta) and pursuant to the by-laws of the Corporation, the current directors of the Corporation cease to hold office at the close of the Meeting.

     The following table sets forth, in respect of each nominee, all positions currently held with the Corporation, principal occupation or employment within the preceding five years, and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised as of April 13, 1999. The information contained below is based upon information furnished by the respective nominee and by the Corporation, other than the information provided below with respect to the Common Shares which was provided to the Corporation by the respective nominee. The Corporation has not received notice of, and management is not aware of, any proposed nominees in addition to those named.

     Each of the nominees is currently a director of the Corporation. Mr. Georges Hibon, currently a director of the Corporation, has decided not to stand for election as a director for the ensuing year. Management extends its appreciation to Mr. Hibon for his contribution to the Corporation.


                                                                                      Number of Common
                                   Office or Position in the Corporation, if any,     Shares Owned
Name, Municipality of Residence    and Principal Occupation within the Last           Beneficially or Subject
and Director Since                 Five Years                                         to Control or Direction

Dr. Antoine A. Noujaim             Chairman of the Board of Directors and             3,924,700(1)
Edmonton, Alberta                  Chief Scientific Officer.  President and
December 1, 1995                   Chief Executive Officer of the Corporation
                                   from November 1995 to February 22, 1998;
                                   President of Biomira Research Inc., from
                                   1994 to 1995; Senior Vice President of the
                                   Immunoconjugate Division of Biomira Inc.
                                   from 1989 to 1994; Director of Biomira Inc.
                                   from 1985 to 1995.

Richard E. Bagley                  President, Chief Executive Officer and             50,000
Weston, Massachusetts              Director of the Corporation since February
February 23, 1998                  23, 1998.  Chairman and Chief Executive
                                   Officer of ProScript Inc. from September,
                                   1995 to February, 1998. President and
                                   Chief Executive Officer of ImmuLogic
                                   Pharmaceutical Corporation from 1990 to 1994.

William R. McMahan                 Director of the Corporation. President of          197,159(2)
Calgary, Alberta                   Oxbow Capital Corporation and Oxbox
July 15, 1996                      Investments Inc. from October, 1993 to
                                   present. Prior thereto, he was Director of
                                   International Marketing, Oxbow Resources
                                   Limited from January, 1992 to October,
                                   1993. Mr. McMahan is also the President,
                                   Chief Executive Officer and Director of
                                   Oxbow Equities Corp., a mutual fund
                                   company listed on The Toronto Stock Exchange.

Jean-Claude Gonneau                Director of the Corporation.  Managing             11,000
Paris, France                      Director, Donaldson, Lufkin & Jenrette (an
January 29, 1997                   investment dealer).

The Honourable Monique Begin       Director of the Corporation. Professor             Nil
Ottawa, Ontario                    Emeritus, University of Ottawa. Dean,
May 14, 1998                       Faculty of Health Sciences, University of
                                   Ottawa from 1990 to 1997. Minister
                                   of National Health and Welfare for the
                                   Government of Canada from September 1977 to
                                   September 1984.

                                                                                      Number of Common
                                   Office or Position in the Corporation, if any,     Shares Owned
Name, Municipality of Residence    and Principal Occupation within the Last           Beneficially or Subject
and Director Since                 Five Years                                         to Control or Direction


Dr. Jim A. Wright                  Director of the Corporation. Founder          Nil
Toronto, Ontario                   Chairman, President and Chief Scientific
May 14, 1998                       Officer of GeneSense Technologies Inc.
                                   since 1987. Terry Fox Senior Research
                                   Scientist of the National Cancer Institute of
                                   Canada since 1990. Associate Director,
                                   Manitoba Institute of Cell Biology since
                                   1989.  Professor of Microbiology,
                                   Biochemistry and Moleculer Biology at the
                                   University of Manitoba.

Note:
(1)  Also see "Principal Shareholders".
(2) These shares are directly held by 668355 Alberta Ltd. Mr. McMahan is a director of 668355 Alberta Ltd. and a trust established for the benefit of his family is a major shareholder of 668355 Alberta Ltd.

     The Corporation is required, pursuant to the Business Corporations Act (Alberta), to appoint annually from among its members an audit committee comprised of not less than three members. At present the Audit Committee consists of Dr. Jim A. Wright, The Honourable Monique Begin and Jean-Claude Gonneau.

Appointment Of Auditors

     It is proposed that Ernst & Young LLP, Chartered Accountants be appointed as the auditors of the Corporation to hold office until the next annual meeting of Shareholders at a remuneration to be fixed by the Board of Directors of the Corporation. Ernst & Young was initially appointed as auditor of the Corporation on July 15, 1996 and has served continuously as auditors since that date.

Amendment of Share Option Plan

     The Corporation has approved, subject to approval by the Shareholders and any necessary regulatory approval, an amendment to the Corporation's share option plan (the "Plan"). The amendment to the Plan would, upon approval by Shareholders, (i) increase the maximum number of Common Shares reserved for issuance under the Plan from 2,480,000 to 4,180,000 Common Shares, and (ii) increase the maximum exercise period of options granted under the Plan from five years from the date of grant to ten years from the date of grant. As at April 13, 1999, an aggregate of 2,255,499 options to acquire Common Shares were currently outstanding under the Plan. See "Stock Options".

     In accordance with the rules of The Toronto Stock Exchange (the "TSE"), the proposed amendment to the Plan must be approved by the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting, other than by insiders of the Corporation to whom shares may be issued pursuant to the Plan or by associates of such persons. To the best of the Corporation's knowledge there were, as at April 13, 1999, 4,933,859 Common Shares held by insiders of the Corporation and their associates which will not be counted for purposes of determining such approval.

     The Board of Directors has determined that the proposed amendments to the Plan are in the best interests of the Corporation and the Shareholders. The Board of Directors recommends that Shareholders vote in favour of the resolutions in this regard, the full text of which are set out in Schedule "A" and Schedule "B" to this Circular, respectively. Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against these resolutions, the persons designated in the enclosed form of proxy intend to vote "For" each of these resolutions.

Amendment to the Term of Certain Outstanding Options

     The Corporation has approved, subject to approval by Shareholders and any necessary regulatory approval, an amendment to the terms of certain outstanding options granted under the Plan extending the exercise period of such options from five years from the original date of grant to ten years from the original date of grant. The outstanding options which will be so amended are listed in Exhibit "1" to Schedule "C" to this Circular.

     In accordance with the rules of the TSE, the proposed amendment to such options must be approved by the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting, other than by the holders of such options or by their associates. To the best of the Corporation's knowledge there were as of April 13, 1999 4,933,859 Common Shares held by persons to whom such options were granted and their associates, which will not be counted for purposes of determining such approval.

     The Board of Directors has determined that the proposed amendment to such options, as listed in Exhibit "1" to Schedule "C" to the Circular, is in the best interests of the Corporation and the Shareholders. The Board of Directors recommends that Shareholders vote in favour of the resolution in this regard, the full text of which is set out in Schedule "C" to this Circular. Unless specified in the enclosed form of proxy that Common Shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" the resolution.

                             EXECUTIVE COMPENSATION

Compensation of Executive Officers

     The following table sets forth the compensation paid to Richard E. Bagley, Dr. Antoine A. Noujaim, Dr. R. Madiyalakan, Dr. Thomas Sykes and Blaine Schamber (the "Named Executive Officers") for each of the fiscal years ended December 31, 1998 and 1997 and the period from July 17, 1996 to December 31, 1996.

--------------------------------------------------------------------------------
                           SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------


                                                             Annual Compensation                      Long-Term
                                                             -------------------                       Compensa-
                                                                                                      tion Awards
                                                                                                      -----------
                                                                                                         Common
                                                                                      Other Annual       Shares           All Other
                                                                                        Compen-           Under            Compen-
       Name and                                       Salary            Bonus            sation          Options            sation
  Principal Position              Year (5)              ($)              ($)               ($)          Granted (#)         ($)(4)
------------------------------------------------------------------------------------------------------------------------------------
Richard E. Bagley (1)               1998              315,179             Nil               Nil          825,000               Nil
President and Chief                   -                     -               -                 -                -                 -
Executive Officer                     -                     -               -                 -                -                 -
------------------------------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim (1)          1998              220,000             Nil               Nil              Nil             6,880
Chairman of the Board,              1997              220,000             Nil               Nil              Nil             6,312
Chief Scientific Officer and        1996               78,602             Nil               Nil          375,000               Nil
Former President and Chief
Executive Officer
------------------------------------------------------------------------------------------------------------------------------------
Dr. R. Madiyalakan (2)              1998              131,706             Nil               Nil              Nil            32,991
Former Vice-President,              1997              105,000           5,771               Nil           10,000             3,997
Planning and Chief                  1996               36,559             Nil               Nil           25,000               465
Scientific Officer
------------------------------------------------------------------------------------------------------------------------------------
Dr. Thomas Sykes                    1998              167,135             Nil               Nil              Nil            51,589
Vice-President, Preclinical         1997              105,000             Nil               Nil           10,000             4.269
and Support Operations              1996               36,559             Nil               Nil           25,000               465
------------------------------------------------------------------------------------------------------------------------------------
Blaine Schamber(3)                  1998              116,250             Nil               Nil           40,000            11,021
Controller; previously Vice-        1997              105,000             Nil               Nil           10,000             4,206
President, Finance and              1996               35,941             Nil               Nil           25,000               464
Corporate Development
------------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Dr. Noujaim became an officer of the Corporation on July 17, 1996. Dr. Noujaim ceased to be the President and Chief Executive Officer of the Corporation on February 23, 1998 and Mr. Richard E. Bagley was appointed President and Chief Executive Officer of the Corporation on that date.
(2) Dr. Madiyalakan ceased to be an officer of the Corporation in September 1998. He currently serves as a consultant to the Corporation under a services agreement that expires on September 30, 1999 and the amounts which appear on the table do not include compensation earned thereunder.

(3) Mr. Schamber ceased to be the Vice President, Finance and Corporate Development of the Corporation in July, 1998. He currently serves as Controller of the Corporation.

(4) Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance and a group retirement savings plan. The aggregate amount of perquisites and other personal benefits, securities and property did not exceed the lesser of $50,000 and 10 percent of the total annual salary and bonus of the Named Executive Officer.

(5) 1996 figures are for the period from July 17, 1996 to December 31, 1996. 1997 and 1998 figures are for the period from January 1 to December 31 of those years.

Stock Options Granted to Named Executive Officers

     The following table details information with respect to the grant of options by the Corporation to the Named Executive Officers during the financial year of the Corporation ended December 31, 1998.

--------------------------------------------------------------------------------
         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
--------------------------------------------------------------------------------

                                                                                       MARKET VALUE OF
                                                                                        COMMON SHARES
                              COMMON            % OF TOTAL                                UNDERLYING
                            SHARES UNDER         OPTIONS           EXERCISE OR BASE     OPTIONS ON THE
                              OPTIONS           GRANTED TO              PRICE           DATE OF GRANT
                              GRANTED          EMPLOYEES IN           ($/COMMON           ($/COMMON          EXPIRATION
       NAME                      #            FINANCIAL YEAR           SHARE)               SHARE)              DATE
--------------------------------------------------------------------------------------------------------------------------
Richard E. Bagley             825,000               57%                 $3.00                $3.00             March 4,
                                                                                                                 2003
--------------------------------------------------------------------------------------------------------------------------
Blaine J. Schamber            40,000                3%                  $2.18                $2.18           May 13, 2003
--------------------------------------------------------------------------------------------------------------------------


     The following table details information with respect to all options of the Corporation exercised by the Named Executive Officers during the last financial year of the Corporation and all options held by the Named Executive Officers and outstanding on December 31, 1998.

         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION VALUES

                                                                                                  VALUE OF UNEXERCISED
                               COMMON SHARES                             UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                                ACQUIRED ON            AGGREGATE           AT DECEMBER 31,        AT DECEMBER 31, 1998
                                  EXERCISE           VALUE REALIZED       1998 EXERCISABLE/           EXERCISABLE/
        NAME                        (#)                   ($)              UNEXERCISABLE(#)       UNEXERCISABLE($)(1)
------------------------------------------------------------------------------------------------------------------------
Richard E. Bagley                   Nil                   Nil                Nil/825,000                 NA/NA
------------------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim              Nil                   Nil              250,000/125,000               NA/NA
------------------------------------------------------------------------------------------------------------------------
Dr. Thomas R. Sykes                 Nil                   Nil                26,666/8,334                NA/NA
------------------------------------------------------------------------------------------------------------------------
Blaine J. Schamber                  Nil                   Nil               26,666/48,334                NA/NA
------------------------------------------------------------------------------------------------------------------------
Dr. R. Madiyalakan                  Nil                   Nil                 Nil/26,666                 NA/NA
------------------------------------------------------------------------------------------------------------------------

Note:
(1)  None of the unexercised options were in-the-money as at December 31, 1998.

Employment Agreements

     The Corporation entered into a letter agreement with Richard E. Bagley dated February 28, 1998 which provides that if Mr. Bagley's employment is terminated without cause he will receive U.S. $250,000, which is equivalent to severance pay of one year's salary.

     The Corporation entered into a letter agreement with Dr. Thomas Sykes dated March 25, 1998 as amended on April 21, 1998 which provides that, if Dr. Sykes' employment is terminated without cause prior to the year 2000, he will receive U.S.$150,000 equivalent to severance pay of one year's salary. Thereafter, if terminated without cause, he will receive U.S. $75,000 equivalent to severance pay of six months salary.

     The Corporation entered into an employment contract with Mr. Schamber dated January 1, 1997. This agreement is for a three year term and is renewable on an annual basis for additional and successive one year terms upon the expiration of the initial three year term and each successive one year term at a salary mutually agreeable by the Corporation and Mr. Schamber. If Mr. Schamber is terminated at any time during the initial three year term of his employment contract, then he shall be entitled to the lesser of the balance of his salary for the initial three year term of the employment contract and one year's salary.

Composition of Compensation Committee

     The composition of the Compensation Committee of the Board of Directors of the Corporation (the "Compensation Committee") consists of William R. McMahan, Dr. Anthony A. Noujaim and Richard E. Bagley. Mr. McMahan is the Chairman of the Compensation Committee.

     Each of the members of the Compensation Committee, as a director of the Corporation, has received options to purchase Common Shares pursuant to the Corporation's stock option plan. See "Stock Options". As a director of the Corporation, Mr. McMahan receives an annual fee. See "Executive Compensation - Compensation of Directors". As officers of the Corporation, Messrs. Noujaim and Bagley receive certain compensation. See "Executive Compensation - Compensation of Executive Officers".

Report on Executive Compensation

     It is the task of the Compensation Committee to periodically review the compensation structure of the Corporation with respect to its executive officers to ensure that the Corporation continues to attract and retain quality and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in the best interests of the Corporation. The Compensation Committee makes recommendations with respect to the compensation of the Corporation's executive officers to the Board of Directors, which gives final approval with respect to any executive compensation matters and issues.

     The primary objectives of the Corporation's executive compensation program are to enable the Corporation to attract, motivate and retain outstanding individuals and to align their success with that of the Corporation's shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual's overall experience, responsibility and performance. Factors also to be considered are the compensation levels of similarly situated positions in the biopharmaceutical industry and other labour markets in which the Corporation competes for employees. The Compensation Committee compares remuneration for executive officers of the Corporation to the remuneration for similar executives in the relevant labour markets. In the case of newly hired employees, the individual's performance and compensation level in his or her prior positions will also be a determining factor.

     The key components for the compensation of the executive officers of the Corporation are base salaries, bonuses and stock options. It is the policy of the Corporation that the base salaries paid to its executive officers, in addition to the criteria set out above, reflect the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the Compensation Committee on an annual basis to ensure that these criteria are satisfied. Stock options under the Corporation's stock option plan are granted by the Board of Directors to executive officers from time to time as a long-term performance incentive.

     This report submitted on behalf of the Compensation Committee: Messrs. McMahan, Noujaim and Bagley.

Compensation of Directors

     Effective in 1998, each director of the Corporation, with the exception of Dr. Noujaim and Mr. Bagley, receives a fee of U.S. $10,000 per annum. Further, all directors are eligible to receive stock options and are entitled to receive reimbursement of their reasonable out-of-pocket disbursements incurred on the business of the Corporation. In the aggregate, a total of $71,501 in fees was paid to members of the Board of Directors during the period from January 1, 1998 to December 31, 1998.

Directors and Officers Liability Insurance

     The Corporation provides liability insurance for directors and officers of the Corporation. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The premium for the 12-month period ended December 31, 1998 was approximately $32,000 all of which was borne by the Corporation. The policy limit is $5,000,000 per year with a corporate deductible of $25,000 per loss. The individual directors and officers of the Corporation are insured against losses arising from claims against them for certain of their acts, errors or omissions in such capacity. The Corporation is insured against losses arising out of any liability to indemnify a director or officer.

Performance Graph

     The following performance graph compares the yearly increase in the Corporation's cumulative total shareholder return on the Common Shares since August 2, 1996 (the first trading day on the TSE for the Common Shares following July 17, 1996), with the cumulative total shareholder return on the TSE 300 Index and the TSE Biotech/Pharmaceutical Index, assuming the reinvestment of dividends, where applicable, for a comparable period.

           [Graph which compares yearly increase in the Corporation's cumulative total shareholder return on its Common
                          Shares Since August 2, 1996]


-----------------------------------------------------------------------------------------------------------------------
           INDEX                   AUGUST 2,            DECEMBER 31,         DECEMBER 31, 1997      DECEMBER 31, 1998
                                     1996                   1996
-----------------------------------------------------------------------------------------------------------------------
AltaRex                              $100                  $107.1                  $51.0                   $7.8
-----------------------------------------------------------------------------------------------------------------------
TSE 300 Index                        $100                  $118.2                 $133.6                  $129.3
-----------------------------------------------------------------------------------------------------------------------
TSE Biotech/                         $100                  $132.3                 $125.6                  $168.7
Pharmaceutical Index
-----------------------------------------------------------------------------------------------------------------------


                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

     No individual who is, or at any time during the most recent completed financial year of the Corporation was, a director, executive officer or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any one of them is, or at any time since the beginning of the most recent completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries or was indebted to another entity, which such indebtedness is, or was at any time during the most recent completed financial year of the Corporation, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, except for Dr. Thomas Sykes.

                       Table Of Indebtedness Of Directors,
                     Executive Officers And Senior Officers

-----------------------------------------------------------------------------------------------------------------------
                                                        LARGEST AMOUNT OUTSTANDING
         NAME AND               INVOLVEMENT              DURING FISCAL YEAR ENDED             AMOUNT OUTSTANDING AS
    PRINCIPAL POSITION           OF ALTAREX                  DECEMBER 31, 1998                 OF THE DATE HEREOF
-----------------------------------------------------------------------------------------------------------------------
Dr. Thomas Sykes,                  Lender                      U.S. $25,000                       U.S. $25,000
Vice-President,
Pre-Clinical and
Support Operations
-----------------------------------------------------------------------------------------------------------------------


     Dr. Sykes was granted a U.S. $25,000 loan in connection with his relocation from Edmonton, Alberta to Waltham, Massachusetts. This loan bears no interest during its stated term and is due in its entirety on May 14, 2003. Any overdue amounts will bear interest at 9.5% per annum until paid.

                                  STOCK OPTIONS

     The Plan is designed to develop the interest of the directors, officers, employees and other persons who provide ongoing services to the Corporation and its subsidiaries in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and its Subsidiaries to attract and retain persons of desired experience and ability. An amendment to the terms of the Plan has been approved by the Board of Directors and Shareholders are being asked to approve such amendment at the Meeting. See "Particulars of Matters to be Acted Upon - Amendment to Stock Option Plan".

     The maximum number of Common Shares which may be reserved for issuance to any person under the Plan or any other previously established or proposed share compensation arrangement of the Corporation in respect of all options granted to any one person at any one time may not exceed 5% of the issued and outstanding Common Shares. The maximum number of Common Shares reserved for issuance at any time pursuant to the Plan is currently 2,480,000 but will be increased to 4,180,000, subject to the approval of Shareholders at the Meeting and applicable regulatory approval. The vesting and expiry date of options granted under the Plan are determined by the Board of Directors at the time the options are granted provided that the expiry date shall not be later than 5 years from the date of grant of such option. Subject to the approval of Shareholders at the Meeting and applicable regulatory approval, the maximum expiry date of options granted under the Plan will be increased to 10 years from the date of grant of such option and the expiry date of certain outstanding options will be extended. See "Particulars of Matters to be Acted Upon". The exercise price of options granted under the Plan is fixed by the Board of Directors and shall either be the closing price of the Common Shares on the TSE on the first date preceeding the date of grant or alternatively the weighted average of the trading prices of the Common Shares for the five days proceeding the date of grant.

     As at April 13, 1999, there were outstanding options to purchase a total of 2,255,499 Common Shares under the Plan and the following table sets out in detail all stock options issued and outstanding under the Plan.

-----------------------------------------------------------------------------------------------------------------
      GROUP               NUMBER OF SHARES          DATE OF GRANT         EXERCISE PRICE       EXPIRY DATE
                             UNDER OPTION                                  PER SHARE
-----------------------------------------------------------------------------------------------------------------
Directors (excluding           382,500              July 26, 1996             1.80            July 26, 2001
Executive Officers)             12,500              July 8, 1997              3.68            July 8, 2002
(six in total)                  30,000              January 22, 1998          2.96            January 22, 2003
                               100,000              May 21, 1998              2.18            May 21, 2003
-----------------------------------------------------------------------------------------------------------------
Executive Officers              25,000              July 26, 1996             1.80            July 26, 2001
(four in total)                 10,000              February 11, 1997         5.90            February 11, 2002
                               824,130              March 4, 1998             3.00            March 4, 2003
                                   870              July 6, 1998              3.00            July 6, 2003
                               175,000              September 15, 1998        0.91            September 15, 2003
                               175,000              December 23, 1998         0.53            December 23, 2003
-----------------------------------------------------------------------------------------------------------------
Employees                      108,500              July 26, 1996             1.80            July 26, 2001
(28 in total)                   13,333              February 4, 1997          6.00            February 4, 2002
                                10,000              February 11, 1997         5.90            February 11, 2002
                                14,000              July 8, 1997              3.68            July 8, 2002
                                 3,000              November 7, 1997          3.30            November 7, 2002
                                10,000              February 1, 1998          2.84            February 1, 2003
                               105,000              May 21, 1998              2.18            May 21, 2003
                                50,000              August 4, 1998            1.15            August 4, 2003
                                50,000              November 30, 1998         0.80            November 30, 2003
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
       Group                 Number of Shares           Date of Grant        Exercise Price         Expiry Date
-----------------------------------------------------------------------------------------------------------------------
CONSULTANTS
-----------
Dr. Terry Allen                    5,000                 July 8, 1997             3.68                July 8, 2002
Dr. Richard Baum                  10,000                 July 8, 1997             3.68                July 8, 2002
Dr. Beatrice Leveugle              5,000                 July 8, 1997             3.68                July 8, 2002
Dr. Gerry Miller                   5,000                 July 8, 1997             3.68                July 8, 2002
Dr. John Samuels                   5,000                 July 8, 1997             3.68                July 8, 2002
Dr. Constantine Bona              10,000                 July 8, 1997             3.68                July 8, 2002
Dr. Jean-Francois Chatal          10,000                 July 8, 1997             3.68                July 8, 2002
Dr. David Goodwin                 10,000                 July 8, 1997             3.68                July 8, 2002
Dr. James Lown                    10,000                 July 8, 1997             3.68                July 8, 2002
Dr. Dean Mann                     10,000                 July 8, 1997             3.68                July 8, 2002
Dr. Paul Muller                   10,000                 July 8, 1997             3.68                July 8, 2002
Dr. Aldo Serafini                 10,000                 July 8, 1997             3.68                July 8, 2002
Dr. David Wishart                  5,000                 November 7, 1997         3.30                November 7, 2002
Dr. R. Madiyalakan                26,666                 September 30, 1998       0.72                October 30, 1999
Genome Securities Inc.            25,000                 July 17, 1998            1.40                July 17, 2003

-----------------------------------------------------------------------------------------------------------------------


                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

     Except as described elsewhere herein, none of the Corporation's insiders, proposed nominees for election as directors of the Corporation or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year.


                                 BOARD APPROVAL

     The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

                                         By Order of the
                                         Board Of Directors

                                         /s/ Edward M. Fitzgerald
                                         Senior Vice President, Chief Financial
                                         Officer and Secretary

                                   CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

/s/ Richard E. Bagley                      /s/ Edward M. Fitzgerald
President and Chief Executive Officer      Senior Vice President, Chief Financial Officer
                                           and Secretary

Waltham, Massachusetts
April 13, 1999

                                  SCHEDULE "A"

                         Amendment to Stock Option Plan

     BE IT RESOLVED THAT:

1. The stock option plan of the Corporation (the "Plan") be and is hereby amended such that the maximum number of Common Shares which may be reserved for issuance for all purposes at any time pursuant to the Plan shall be increased from 2,480,000 to 4,180,000.

2. Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

                                  SCHEDULE "B"

                         Amendment to Stock Option Plan

     BE IT RESOLVED THAT:

1. The stock option plan of the Corporation (the "Plan") be and is hereby amended such that the maximum date after which an option granted under the Plan shall expire is extended from five years from the date of grant to ten years from the date of grant.

2. Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

                                  SCHEDULE "C"

                 Amendment to Certain Outstanding Option Grants

1. The terms of the outstanding options granted under the stock option plan of the Corporation which are listed in Exhibit "1" to this resolution are hereby amended in each case such that the current expiry date of such option grant is extended to the new expiry date specified in such Exhibit in respect thereof.

2. Any officer or director of the Corporation is hereby authorized for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments and the taking of actions.

                           EXHIBIT "1" to SCHEDULE "C"

                                     NUMBER
OPTION GRANTEE                     OF OPTIONS     CURRENT EXPIRY DATE     NEW EXPIRY DATE
--------------                     ----------     -------------------     ---------------
William R. McMahan                    7,500          July 26, 2001         July 26, 2006
Jean-Claude Gonneau                  10,000          July 8, 2002          July 8, 2007
William R. McMahan                    2,500          July 8, 2002          July 8, 2007
Kate Agopsowicz                       2,000          July 26, 2001         July 26, 2006
Donna Bortnick                        1,250          July 26, 2001         July 26, 2006
Trudy Chimko                          3,750          July 26, 2001         July 26, 2006
Sue Edwards                           2,000          July 26, 2001         July 26, 2006
Xiaomei Geng                          3,750          July 26, 2001         July 26, 2006
Walter Korz                           5,000          July 26, 2001         July 26, 2006
Michelle Kuzma                        3,750          July 26, 2001         July 26, 2006
Corlaine Legge                        3,750          July 26, 2001         July 26, 2006
Celia Lo                              2,000          July 26, 2001         July 26, 2006
Birgit Schultes                       6,250          July 26, 2001         July 26, 2006
Connie Sykes                         25,000          July 26, 2001         July 26, 2006
James Tasker                         12,500          July 26, 2001         July 26, 2006
Thomas Woo                           12,500          July 26, 2001         July 26, 2006
Thomas R. Sykes                      25,000          July 26, 2001         July 26, 2006
Blaine Schamber                      25,000          July 26, 2001         July 26, 2006
Antoine Noujaim                     375,000          July 26, 2001         July 26, 2006
Blaine Schamber                      10,000          February 11, 2002     February 11, 2007
Thomas R. Sykes                      10,000          February 11, 2002     February 11, 2007
Robert Anthony Newman                13,333          February 4, 2002      February 4, 2007
Dr. Terry Allen                       5,000          July 8, 2002          July 8, 2007
Dr. Richard Baum                     10,000          July 8, 2002          July 8, 2007
Dr. Beatrice Leveugle                 5,000          July 8, 2002          July 8, 2007
Dr. Gerry Miller                      5,000          July 8, 2002          July 8, 2007
Dr. John Samuels                      5,000          July 8, 2002          July 8, 2007
Dr. Constantin Bona                  10,000          July 8, 2002          July 8, 2007
Dr. Jean-Francois Chatal             10,000          July 8, 2002          July 8, 2007
Dr. David Goodwin                    10,000          July 8, 2002          July 8, 2007
Dr. James Lown                       10,000          July 8, 2002          July 8, 2007
Dr. Dean Mann                        10,000          July 8, 2002          July 8, 2007
Dr. Paul Muller                      10,000          July 8, 2002          July 8, 2007
Dr. Aldo Serafini                    10,000          July 8, 2002          July 8, 2007
Jim Pankovich                         4,000          July 8, 2002          July 8, 2007
Dr. Weimin Qi                         5,000          July 8, 2002          July 8, 2007
Dr. Ting Wang                         5,000          July 8, 2002          July 8, 2007
Dr. David Wishart                     5,000          November 7, 2002      November 7, 2007
Christian Hanson                      3,000          November 7, 2002      November 7, 2007
George Hibon                         30,000          January 22, 2003      January 22, 2008
Glenn Neumann                        10,000          February 1, 2003      February 1, 2008
Richard E. Bagley                   824,130          March 4, 2003         March 4, 2008
Richard E. Bagley                       870          March 4, 2003         March 4, 2008
Monique Begin                        30,000          May 21, 2003          May 21, 2008
Jean-Claude Gonneau                  20,000          May 21, 2003          May 21, 2008
William R. McMahan                   20,000          May 21, 2003          May 21, 2008
Jim Wright                           30,000          May 21, 2003          May 21, 2008
Donna Bortnick                        1,000          May 21, 2003          May 21, 2008
Trudy Chimko                          5,000          May 21, 2003          May 21, 2008


                                     NUMBER
OPTION GRANTEE                     OF OPTIONS     CURRENT EXPIRY DATE     NEW EXPIRY DATE
--------------                     ----------     -------------------     ---------------
Wendy Garinther                       1,500          May 21, 2003           May 21, 2008
Walter Korz                           5,000          May 21, 2003           May 21, 2008
Marc Legault                          4,000          May 21, 2003           May 21, 2008
Dan Liu                               1,500          May 21, 2003           May 21, 2008
Robert Anthony Newman                12,000          May 21, 2003           May 21, 2008
Heather Schramm                       2,000          May 21, 2003           May 21, 2008
Birgit Schultes                      25,000          May 21, 2003           May 21, 2008
Louise Tan                            5,000          May 21, 2003           May 21, 2008
Haiyan Xia                            1,500          May 21, 2003           May 21, 2008
Denzhu Xu                             1,500          May 21, 2003           May 21, 2008
Blaine Schamber                      40,000          May 21, 2003           May 21, 2008
Genome Securities Inc.               25,000          July 17, 2003          July 17, 2008
Robert Anthony Newman                25,000          August 4, 2003         August 4, 2008
Birgit Schultes                      25,000          August 4, 2003         August 4, 2008
Edward Fitzgerald                   175,000          September 15, 2003     September 15, 2008
Joseph McPherson                     50,000          November 30, 2003      November 30, 2008
Christopher Nicodemus               175,000          December 23, 2003      December 23, 2008